Exhibit 19.1

EXPRO GROUP HOLDINGS N.V.
INSIDER TRADING POLICY
(Adopted as of July 26, 2013;

Last reviewed and affirmed on October 21, 2025)

This Insider Trading Policy (this “Policy”) provides rules for directors, officers and employees of Expro Group Holdings N.V. (the “Company”) with respect to transactions in the Company’s securities (such as common stock) and derivative securities relating to the Company’s common stock (such as options to buy or sell common stock, warrants and convertible securities), whether or not these securities are issued by the Company (such as exchange-traded options), as well as securities of the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), for the purpose of promoting compliance with applicable securities laws that prohibit certain persons who are aware of material nonpublic information about a company, obtained in the course of employment by or in association with the Company, from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

This Policy applies to directors, officers and employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material, Non-Public Information (as defined below) (together with the Company’s employees, directors and officers, the “insiders”). This Policy also applies to Related Persons (as defined below). All insiders and Related Persons must comply strictly with this Policy.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully.

I.            Definitions and Explanations

A.            Material, Non-Public Information

1.            What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information for purposes of the application of this Policy. Common examples of material information may include (but are not limited to):

●	Unpublished financial results (annual, quarterly or otherwise);

●	Unpublished projections of future earnings or losses;

●	News of a pending or proposed merger;

●	News of a significant acquisition or a sale of significant assets;

●	Impending announcements of bankruptcy or financial liquidity problems;

●	Gain or loss of a substantial customer or supplier;

●	Changes in the Company’s distribution or dividend policy;

●	Stock splits;

●	Changes in the Company’s or its subsidiaries’ credit ratings;

●	A breach or unauthorized access of the Company’s property or assets, including its facilities or information technology infrastructure;

●	Financial statement restatements or significant write-offs;

●	Significant changes or developments in vendors or strategic partners;

●	New equity or debt offerings;

●	Significant developments in litigation or regulatory proceedings; and

●	Changes in management or control.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

2.            What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public.

B.            Related Person

“Related Person” means:

●

Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;

●

Family members who do not live in the insider’s household but whose transactions in Company securities (or another Company’s securities where Material, Non-Public Information is obtained in the course of employment or associate with the Company) are directed by the insider or subject to the insider’s influence or control (individuals in this bullet point and bullet point above together referred to as “family members”);

●	Partnerships in which the insider or family member is a general partner;

●	Trusts of which the insider or family member is a trustee;

●	Estates of which the insider or family member is an executor; and

●	Any other entities that an insider or family member controls.

C.            Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

II.            General Policy

This Policy prohibits insiders and Related Persons from trading or “tipping,” either directly or indirectly, others who may trade in the Company’s securities while aware of Material, Non-Public Information about the Company. An Insider and Related Person are also prohibited from trading or tipping others who may trade in the securities of another company, including any business partner, if he or she learns Material, Non-Public Information about the other company in connection with his or her employment by or relationship with the Company. These illegal activities are commonly referred to as “insider trading.”

All insiders and Related Persons should treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company. In addition, all insiders are responsible for making sure that any transaction in securities covered by this Policy by any Related Person complies with this Policy. Therefore, all insiders should treat all transactions by any Related Person for the purposes of this Policy and applicable securities laws as if the transactions were for the covered individual’s own account.

A.            Trading on Material, Non-Public Information

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction in the Company’s securities, including any purchase, sale, gift or offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material. Certain insiders and Related Persons are also subject to the Blackout Periods and pre-clearance procedures described below, which apply regardless of whether the covered individual is actually in possession of the Material, Non-Public Information.

B.            Tipping Others of Material, Non-Public Information

No insider or Related Person shall disclose or tip, either directly or indirectly, Material, Non-Public Information to any other person (including any Related Persons) where the Material, Non-Public Information may be used by that person to his or her profit by trading in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information as to trading in the Company’s securities. Insiders and Related Persons are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the insider or Related Person is aware of Material, Non-Public Information.

C.            Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections), the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.            Special and Prohibited Transactions

Because the Company believes it is improper and inappropriate for its insiders and Related Persons to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its insiders and, where indicated below, Related Persons may not engage in any of transactions specified below.

1.

Transactions in Company Debt Securities. The Company believes that it is inappropriate for its insiders and Related Persons to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.

2.

Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

3.

Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.

4.

Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading. Because of this danger, pledging Company securities as collateral or margining Company securities is strictly prohibited by this Policy.

5.

Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, insiders and Related Persons who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

6.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the insider or Related Person is in possession of Material, Non-Public Information.

E.            Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units (whether time- or performance-based), or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of shares acquired upon vesting or settlement, as applicable, of restricted stock and restricted stock units.

3.

401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election. This Policy does apply, however, to certain elections the insider may make under the 401(k) plan, including:

(a)         an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;

(b)          an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;

(c)          an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and

(d)          an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in the employee stock purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the insider’s election to participate or cease participation in the plan for any enrollment period, any election to increase or decrease the percentage of the insider’s contribution to the plan, and to the insider’s sales of Company securities purchased pursuant to the plan.

5.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from the insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the insider chooses to make to the dividend reinvestment plan, and to the insider’s election to participate in the plan or increase the insider’s level of participation in the plan. This Policy also applies to the insider’s sale of any Company securities purchased pursuant to the plan.

6.	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

F.            Transactions Not Involving a Purchase or Sale

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy, so long as the insider does not control the investment decisions on individual stocks within the fund and the Company’s securities do not represent a substantial portion of the assets of the fund.

G.            Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows: if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not trade in the Company’s securities until that information has become public or is no longer material.

H.            No Hardship Waivers

The guidelines set forth in this Section II may not be waived.

III.         Additional Trading Guidelines and Requirements for Certain Insiders

A.            Blackout Period and Trading Window

The period beginning at the close of market on the 15th calendar day prior to the end of each fiscal quarter or year and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (“Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain insiders identified by the Company will, during the Blackout Period, often be aware of Material, Non-Public Information about the expected financial results for the quarter. Certain insiders identified by the Company and who have been notified that he or she has been so identified as well as his or her Related Persons are prohibited from trading during the Blackout Period.

The following persons are prohibited from trading during the designated Blackout Periods (collectively, the “Window Group”):

•	all directors and executive officers of the Company;

•	all Company finance, tax and legal personnel participating in the preparation of periodic reports;

•	his or her Related Persons; and

•	any other person who is so notified in writing.

The Company will endeavor to notify the Window Group when the Blackout Period begins. An Insider and his or her Related Persons who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions in the Company’s securities that are subject to this Policy, other than during the period commencing at the open of market after the expiration of two full Trading Days following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the 15th calendar day prior to the end of each fiscal quarter or year (“Trading Window”).

From time to time, the Company may also prohibit the Window Group or other insiders and his or her Related Persons from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, such individuals may not engage in any transaction subject to this Policy involving the Company’s securities until the information has been known publicly for at least two full Trading Days and should not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

B.            Pre-Clearance of Trades

The Company has determined that the Window Group must not trade in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process. Each member of the Window Group should contact the Company’s Chief Legal Officer (or the Chief Legal Officer’s designee) prior to commencing any trade in the Company’s securities. The Chief Legal Officer (or the Chief Legal Officer’s designee) will consult, as necessary, with senior management before clearing any proposed trade. Any proposed trade cleared by the Company’s Chief Legal Officer (or the Chief Legal Officer’s designee) shall be reported immediately to the Company’s Chief Executive Officer.

All requests should be submitted to the Chief Legal Officer (or the Chief Legal Officer’s designee) at least two business days in advance of the proposed transaction. If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full Trading Day after the approval is obtained, but regardless may not be executed if the insider acquires Material, Non-Public Information concerning the Company or its securities during that time. If a transaction is not completed within the period described above, the transaction must be pre-approved again before it may be executed.

Please note that clearance of a proposed trade by the Company’s Chief Legal Officer (or the Chief Legal Officer’s designee) does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information. An Employee must ultimately make his or her own judgment regarding, and is personally responsible for determining, whether he or she is in possession of Material, Non-Public Information.

C.            Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Company’s Chief Legal Officer (or the Chief Legal Officer’s designee), if compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception approved by the Company’s Chief Legal Officer (or the Chief Legal Officer’s designee) shall be reported immediately to the Audit Committee of the Company’s Board of Directors (the “Board”).

IV.          Additional Information for Directors and Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when he or she engages in transactions in the Company’s securities. Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Directors and Section 16 officers shall also comply with the policies and procedures set forth in the Company’s Short-Swing Trading and Reporting Policy.

Further, directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under the federal securities laws. In general and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. The rules encompass a variety of pension plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify a director and Section 16 officer if he or she is subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. An Officer of the Company’s subsidiaries shall also be deemed an officer of the Company if he or she performs policy-making functions for the Company, as determined from time to time by the Board.

V.            Planned Trading Programs

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) provides an affirmative defense to an allegation that a trade has been made on the basis of Material, Non-Public Information. Under the affirmative defense, an insider (and, if applicable, his or her Related Persons) may purchase and sell securities even when aware of Material, Non-Public Information. To meet the requirements of Rule 10b5-1, each of the following elements must be satisfied.

●	The purchase or sale of securities was effected pursuant to a pre-existing plan; and

●	The insider and/or any Related Person of the insider adopted the plan while unaware of any Material, Non-Public Information.

The general requirements of Rule 10b5-1 are as follows:

●

Before becoming aware of Material, Non-Public Information, the insider (and/or any Related Person of the insider) shall have (1) entered into a binding contract to purchase or sell the Company’s securities, (2) provided instructions to another person to execute the trade for his or her account, or (3) adopted a written plan for trading the Company’s securities (each of which is referred to as a “Rule 10b5-1 Plan”).

●

With respect to the purchase or sale of the Company’s securities, the Rule 10b5-1 Plan either: (1) expressly specified the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold on a specific date and at a specific price; (2) included a written formula or algorithm, or computer program, for determining the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold, the price and the date; or (3) provided a third party who is not aware of Material, Non-Public Information with discretion to purchase or sell the securities without any subsequent influence from the insider over how, when or whether to trade.

●

The purchase or sale that occurred must be made pursuant to a written Rule 10b5-1 Plan. The insider (and/or any Related Person of the insider) cannot deviate from the plan by altering the amount, the price, or the timing of the purchase or sale of the Company’s securities. Any deviation from, or alteration to, the specifications may render the defense unavailable. Although deviations from a Rule 10b5-1 Plan are not permissible, it is possible for an insider acting in good faith to modify the plan at a time when the insider is unaware of any Material, Non-Public Information. In such a situation, a purchase or sale that complies with the modified plan will be treated as a transaction pursuant to a new plan.

●

An insider (and/or any Related Person of the insider) cannot enter into a corresponding or hedging transaction, or alter an existing corresponding or hedging position with respect to the securities to be bought or sold under the Rule 10b5-1 Plan.

●

The insider (and/or any Related Person of the insider) must have entered the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibition of Rule 10b-5 and Rule 10b5-1 under the Exchange Act. All insiders and Related Persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

●

A Section 16 officer, director and his or her Related Persons must have certified that he or she is: (1) not aware of any Material, Non-Public Information about the Company or the Company’s securities; and (2) adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.

To help demonstrate that a Rule 10b5-1 Plan was entered into in good faith and not as part of an insider-trading scheme, the Company has adopted the following guidelines for such plans:

●

Adoption. Since adopting a plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only during an open Trading Window when both (1) insider purchases and sales are otherwise permitted under this Policy and (2) the insider (and/or any Related Person of the insider) does not possess any Material, Non-Public Information. All Rule 10b5-1 Plans should be pre-cleared in writing at least two business days, or as soon as reasonably practicable, in advance of adoption by the Chief Legal Officer (or the Chief Legal Officer’s designee) or the Board in accordance with the procedures set forth in this Policy and prompt disclosure regarding the plan’s adoption may be made through a press release or Current Report on Form 8-K. Insiders are not permitted to have multiple Rule 10b5-1 Plans in operation, subject to limited exceptions. Further, the Rule 10b5-1 Plan should be designed such that that it (1) causes a number of smaller sales over a period of time versus a large number of sales over a short period of time and (2) is consistent with the insider’s prior trading history to minimize the appearance of sales timed with Material, Non-Public Information. Please note that the Company retains the right to reject and not permit the adoption of a Rule 10b5-1 Plan for any reason. Please note further that for any director or Section 16 officer, the Company is required to disclose the material terms of his or her Rule 10b5-1 Plan (and may be required to disclose the material terms of Rule 10b5-1 Plans of Related Persons), other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Plan is adopted or terminated or modified (as described below).

●

Initial Trading. The longer the elapsed time between the adoption of the Rule 10b5-1 Plan and the commencement of trading under such plan, the harder it will be for the SEC to show that the plan was based on Material, Non-Public Information. In addition, a plan which allows trading to commence shortly after the creation of the plan increases the likelihood that the SEC will find, in hindsight, that the plan was not entered into in good faith. Accordingly, the first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:

○

For a director and Section 16 officer (as well as his or her Related Persons), the later of (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.

○	For other insiders (and his or her Related Persons), 30 days after the adoption of the Rule 10b5-1 Plan.

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Single Transaction Plans.  An insider (or any Related Person of the insider) may not enter into more than one Rule 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

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Plan Alterations. The SEC has differentiated between plan deviations and plan modifications. Rule 10b5-1 states that the affirmative defense is not available if the insider altered or deviated from the Rule 10b5-1 Plan. On the other hand, modifications to Rule 10b5-1 Plans are permitted as long as the insider, acting in good faith, does not possess Material, Non-Public Information at the time of the modification and meets all of the elements required at the inception of the plan. Although not forbidden by Rule 10b5‑1, plan modifications, even if prior to receiving non-public information, create the perception that the insider is manipulating the plan to benefit from Material, Non-Public Information, which jeopardizes the good faith element and the availability of the affirmative defense. Under Rule 10b5-1 and this Policy, any modification or amendment to the amount, price, or timing of the purchase or sale of the Company securities underlying the Rule 10b5-1 Plan will be deemed to be a termination of the current Rule 10b5-1 Plan and creation of a new Rule 10b5-1 Plan. If an insider is considering administerial changes to a Rule 10b5-1 Plan, such as changing the account information, the insider should consult with the Chief Legal Officer (or the Chief Legal Officer’s designee) in advance to confirm that any such change does not constitute an effective termination of the plan. As such, the modification or amendment of any existing Rule 10b5-1 Plan must be reviewed and approved in advance by the Chief Legal Officer (or the Chief Legal Officer’s designee) in accordance with the pre-clearance procedures set forth in this Policy, and any plan modifications or amendments must, at minimum, comply with the requirements set forth above for the adoption of a new Rule 10b5-1 Plan, including the public disclosure requirement and the requirement that trades not be made under the modified plan until after the applicable cooling-off period. Further, the insider should avoid frequent modifications of Rule 10b5-1 Plans because this could raise concern about his or her good faith in establishing the plan.

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Early Plan Terminations. Rule 10b5-1 does not expressly forbid the early termination of a Rule 10b5-1 Plan. However, the SEC has made clear that once a Rule 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1. The real danger of terminating a plan arises if the insider promptly engages in market transactions or adopts a new plan. Such behavior could arouse suspicion that the insider is modifying trading behavior in order to benefit from nonpublic information. Accordingly, it is not advisable for insiders to terminate Rule 10b5-1 Plans except in unusual circumstances. If a plan is terminated, prompt disclosure regarding such termination may be made through a press release or Current Report on Form 8-K.

To allow insiders to terminate Rule 10b5-1 Plans and avoid problems under the federal securities laws, such plans may include the following:

○

a provision expressly stating that the insider reserves the right to terminate the plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms);

○

a provision specifying that if the insider terminates the plan and subsequently adopts a new plan, that new plan will not take effect for a period of at least 30 days after its adoption or another required cooling-off period under 10b5-1 rules; and/or

○	a provision automatically terminating the plan at some future date, such as a year after adoption.

If an insider establishes a new Rule 10b5-1 Plan after terminating a prior plan, then all the surrounding facts and circumstances, including the period of time between the cancellation of the old plan and the creation of the new plan, are relevant to a determination of whether the insider established the new Rule 10b5-1 Plan “in good faith and not as part of a plan or scheme to evade” the prohibitions of Rule 10b5-1.

The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Plan must be reviewed and approved in advance by the Chief Legal Officer (or the Chief Legal Officer’s designee) in accordance with pre-clearance procedures set forth in the Policy. Except in limited circumstances, the Chief Legal Officer (or the Chief Legal Officer’s designee) will not approve the termination of a Rule 10b5-1 Plan unless:

○	The insider is not aware of any Material, Nonpublic Information; and

○	The Trading Window is open, to the extent the insider is subject to the Trading Window under the Policy, and the insider is not otherwise prohibited from trading.

●

Transactions Outside the Plan. Trading securities outside of a Rule 10b5-1 Plan should be considered carefully for several reasons: (1) the Rule 10b5-1 affirmative defense will not apply to trades made outside of the plan and (2) buying or selling securities outside a Rule 10b5-1 Plan could be interpreted as a hedging transaction. Hedging transactions with respect to securities bought or sold under the Rule 10b5-1 Plan will nullify the affirmative defense. Further, insiders should not sell securities that have been designated as Rule 10b5-1 Plan securities because any such sale may be deemed a modification of the plan. If the insider is subject to the volume limitations of Rule 144, the sale of securities outside the Rule 10b5-1 Plan could effectively reduce the number of shares that could be sold under the plan, which could be deemed an impermissible modification of the plan. Because trading securities outside of a Rule 10b5-1 Plan poses numerous risks, insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

VI.          Potential Criminal and Civil Liability and/or Disciplinary Action

A.            SEC Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material, Non-Public Information (or tip information to others):

●	A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;

●	A criminal fine of up to $5.0 million (no matter how small the profit); and/or

●	A jail term of up to 20 years.

2.	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●	A civil penalty of up to the greater of $2.166 million or three times the profit gained or loss avoided as a result of the insider’s violation;

●	A criminal penalty of up to $25.0 million; and/or

●	The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if he or she fails to take appropriate steps to prevent insider trading.

B.            Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VII.         Administration of the Policy

The Chief Legal Officer is responsible for administering this Policy, and in his/her absence, the Chief Financial Officer or another employee designated by the Chief Legal Officer is responsible for administration of this Policy. All determinations and interpretations by the Chief Legal Officer shall be final and not subject to further review.

* * *

This document states a policy of Expro Group Holdings N.V. and is not intended to be regarded as the rendering of legal advice.

ANNEX A
INSIDER TRADING POLICY
CERTIFICATION

I have read and understand the Insider Trading Policy (the “Policy”) of Expro Group Holdings N.V. (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am a director, officer or employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company’s policies, including the Policy, is a basis for termination for cause of my employment or service with the Company and any subsidiary or other affiliate to which my employment or service now relates or may in the future relate.

I also understand that violating insider trading laws could create individual liability for me, in addition to consequences as an employee or director.

I am aware that this signed Certification will be filed with my personal records in the Company’s Human Resources Department or with the Legal Department.

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Signature

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Type or Print Name

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Date